UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    Form C: Offering Statement
    Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
   ☑   Check box if Amendment is material and investors must reconfirm within five business days.
    Form C-AR: Annual Report
    Form C-AR/A: Amendment to Annual Report
    Form C-TR: Termination of Reporting

Name of issuer
CVBM Interests LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    January 26, 2017

Physical address of issuer
7204 Wardman Dr, Del Valle, TX 78617

Website of issuer
www.heartratesocial.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
0.0% of the amount raised, or $0.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
X   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
X   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
July 15, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$6,749.00	$127.00
Cash & Cash Equivalents	$5,984.00	$127.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$31,000.00	$21,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(169,958.18)	$(54,632.33)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 27, 2019

FORM C/A

Up to $107,000.00

CVBM Interests LLC



Explanatory Note

CVBM Interests LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on May 2, 2019. This Amendment is being filed in order to extend the offering deadline and to disclose a $10,000 investment by Maryanne McKenzie, a director and 40% owner of the company.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by CVBM Interests LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at heartratesocial.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is June 27, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: heartratesocial.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

CVBM Interests LLC (the "Company") is a Texas Limited Liability Company, formed on January 26, 2017. The Company is currently also conducting business under the name of Heart Rate Social.

The Company is located at 7204 Wardman Dr, Del Valle, TX 78617.

The Company's website is www.heartratesocial.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Heart Rate Social is an Austin, Texas-based company that has developed a social networking app that seeks to connect people who enjoy the health and fitness lifestyle. Launched in August 2018, the mobile app offers a platform where users can find a workout partner as passionate as they are, find local fitness events, and even meet that special someone. We plan to launch multiple revenue models that include in-app purchases, revenue from events/ticket sales, ad revenue, and data collection once we hit our goal of 10,000 active users.

Exhibits

This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, the Video Transcription attached as Exhibit F, and the Webinar Transcription attached as Exhibit G.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 15, 2019
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Texas limited liability company in 2017 and launched our mobile app in 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. The Company's primary

competitors are SweatCity, FitnessSingles, Bumble, Match Group, and DateFit. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on our Board Member, Maryanne McKenzie and our Director of Sales, Rick Rojo. The Company has or intends to enter into employment agreements with Maryanne McKenzie and Rick Rojo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Maryanne McKenzie and Rick Rojo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Maryanne McKenzie and Rick Rojo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Maryanne McKenzie and Rick Rojo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future

results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 98.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership

could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Affiliates of the Company, including officers, directors and existing unit holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing unit holders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the unit holders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unit holders for a vote. The intermediary does not have any fiduciary duty to you to vote Units in a

manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover,

the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Heart Rate Social is an Austin, Texas-based company that has developed a social networking app that seeks to connect people who enjoy the health and fitness lifestyle. Launched in August 2018, the mobile app offers a platform where users can find a workout partner as passionate as they are, find local fitness events, and even meet that special someone.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative platform and services. The Company's business strategy seeks to leverage its ability to design and develop its own source code, application software, and services to provide its customers products and solutions with innovative design, ease-of-use, and seamless integration. We believe our users benefit from the Company's mobile app in multiple ways. Specifically, users can connect with other people in their area with the same fitness and health lifestyles. Social Networking is about connecting for friends, workouts, or dating and our goal is to provide the best user experience possible. Once we hit our goal of 10,000 active users, we plan to launch our revenue model consisting of in-app purchases, a VIP subscription, and paid advertising on the platform.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Heart Beats	Increase your visibility with a certain person to increase chance of connection	Fit and healthy lifestyle enthusiasts
MVP (Refresh Feed)	Unlock unlimited people / connections per day	Fit and healthy lifestyle enthusiasts
Event Ticket Sales	We have free events already in the app, events with tickets we can sell for small service charge.	Fit and healthy lifestyle enthusiasts
Data Collection / Targeted Ads	We will have powerful data about our users and their interests, we will collect more to use targeted ads	Health clubs, nutrition companies, any company in the exercise space

Heart Beats is the first scheduled revenue model, it's designed for ease of use and to increase a user's chance of getting a match. Once we hit over 10,000 users, we will start to look at the other revenue models that do better with density of users like events and ads. Heart Rate Social is also considering adding another feature where users will be able to view all other users who have liked them. This will allow users to make quicker connections across all three categories. Although not definite, the company anticipates charging either $6 per month or a one-time payment of $15 for this feature.

Competition

The Company's primary competitors are SweatCity, FitnessSingles, Bumble, Match Group, and DateFit.

Our platform is one of the only social networks that allows people to connect to friends, workout buddies, or dates. Heart Rate Social also features an event calendar and hosts fitness events for its users. Bumble is trying to move towards more social networking with bumble bff / bizz but started as a dating app. DateFit, our closest competitor, only focuses on dating. We view their biggest weakness as a lack of community. Fitness-singles is only a website, currently it does not offer a mobile app.

Customer Base

Currently we have close to 3,000 downloads, mostly Austin, Texas-based users. We have a good female/male ratio at about 55/45. Our most popular category currently is people seeking new friends. The most common age range is 25-34. We have over 10,000 followers on our social media (Facebook, Instagram, Pinterest), and we expect this base to grow as we increase spending on marketing and sales.

Governmental/Regulatory Approval and Compliance

The Company has been and will continue to be subject to various U.S. laws and regulations, including those relating to privacy. We have a current privacy policy and monitor changes in laws and regulations for compliance. Failure to comply with these laws and regulations could subject the Company to administrative or legal proceedings and actions by various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7204 Wardman Dr, Del Valle, TX 78617

The Company conducts business in United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	60.00%	$15,000	62.62%	$67,000
Research and Development	30.00%	$7,500	28.04%	$30,000
General Working Capital	10.00%	$2,500	9.35%	$10,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were

incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees, whether direct or indirect, in connection with this Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher VanBerg

CEO – January 2017 – Present: Manage Development Teams; online marketing ads and social presence.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO – March 2017- Present; Oversees day-to-day management of the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Think Great Lose Weight - January 2010 – Present - Holistic Health and Life Coach

Education

Certified Nutritionist – Institute for Integrative Nutrition

Name

Rick Rojo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Sales – September 2018 – Present; Responsible for managing local brand ambassadors in each city where the Company intends to expand. Responsible for strategy on revenue models, data sales, and ads.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Business Development Manager, SAI Global - October 2015- Present – Responsible for business development strategy and overseeing business development activities.

Education

Arizona State University – Bachelor of Science in Finance

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Maryanne McKenzie

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member – January 2018 – Present; Responsible for financial strategy and reviews all large business expenses.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self-employed – Private Investor

Education

Texas State University – Bachelor's in Interior Design

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interests
Amount authorized	1,000,000
Amount outstanding	100,000
Voting Rights	One vote per unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Convertible Promissory Note
Name of creditor	Various Investors
Amount outstanding	$23,000
Interest rate and payment schedule	6%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 30, 2019
Other material terms	The Notes are convertible upon the occurrence of an equity financing of the Company of more than $500,000 with a 25% discount to the per unit price paid in the equity investor, subject to a $2 million pre-money valuation cap. The

	Notes may be prepaid without the prior written consent of the investors. Past due principal and accrued interest shall bear interest from maturity until paid at the lesser of 10% or the highest rate for which the Company may legally contract.

Type of debt	Convertible Promissory Note
Name of creditor	Various Investors
Amount outstanding	$20,000
Interest rate and payment schedule	6%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2019
Other material terms	The Notes are convertible upon the occurrence of an equity financing of the Company of more than $500,000 with a 25% discount to the per unit price paid in the equity investor. The Notes may be prepaid without the prior written consent of the investors. Past due principal and accrued interest shall bear interest from maturity until paid at the lesser of 10% or the highest rate for which the Company may legally contract.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	43,000	$43,000	General Operations	July 2017 – January 2019	4(a)(2)

Ownership

A majority of the company is owned by Christopher VanBerg and Maryanne Mckenzie.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Christopher VanBerg	58.0%
Maryanne McKenzie	40.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Within the first 6 months of operations, the Heart Rate Social app had been downloaded approximately 2,000 times. Once the company reaches its goal of 10,000 users, it will implement a "token model" where users can purchase tokens that can be redeemed for special in-app features that include the following:

- *Heartbeat* – Heartbeat allows users to "super-like" someone. This feature increases the chance of getting a match back since users will be notified when they are "super-liked."

- *Refresh Feed* – Currently, users are only able to see 30 matches per day. This feature would allow users to use a token to refresh their feed.

- *VIP Subscription* – This feature would make a user's feed unrestricted. The user would be able to see unlimited matches per day and also receive an undetermined amount of "heartbeats" each month.

The company has not yet determined how much each token or extra feature will cost.

Currently, the Company does not generate revenue. The Company intends to achieve profitability in the next 12 months by launching its revenue models. Our strategy over the next year is to test and implement new revenue models, as well as grow our user base to 10,000 users in Austin, Texas.

Liquidity and Capital Resources

The current burn rate is based on our marketing expenses, our marketing expenses can be scaled up or down to control liquidity. The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically user base growth in the next 12 months. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 15, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment

commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering. ***Commission/Fees***

The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$2,000,000.00

Discount
20% or 30% (See Conversion Price Below)

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Units pursuant to the following:

    a. If the investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Units pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing; <u>provided, however</u>, that if the investor <u>is not</u> a Major Investor, the investor shall receive Units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Units pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Units; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Units**" shall mean, Units of the Company's Preferred Units issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series unit holders shall grant their vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series unit holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal:

i. Investors that purchase the first Fifty-Three Thousand, Five Hundred (53,500) Crowd Notes and thereby fund the first Fifty-Three Thousand, Five Hundred Dollars ($53,500), the lower of (A) the product of (1) 70% (30% discount) (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

ii. The lower of (A) the product of (1) 80% (20% discount) (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series unit holder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series unit holder.

"**Major Investor**" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the purchase price. No interest shall accrue on the purchase price under the Crowd Notes.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital units of the Company immediately prior to such merger or consolidation continue to hold at least

50% of the voting power of the capital units of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting units of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital units into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units: 1) Shadow Series unit holders shall grant their vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred Unit holders shall have the right to vote on the same basis as Common Unit holders.

The Company does not have any other voting agreements in place.

The Company does have a unit holder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited

investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any Units of membership interest units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Trinity Lloyd
Relationship to the Company	Sister to the CEO
Total amount of money involved	$12,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Receipt of capital for general operating expenditures.
Description of the transaction	Convertible Notes sold to Christopher VanBerg's sister, Trinity Lloyd

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christopher VanBerg
(Signature)

Christopher VanBerg
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher VanBerg
(Signature)

Christopher VanBerg
(Name)

CEO
(Title)

6/27/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

Balance Sheet
As of December 31, 2017

Unaudited

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo	127.75
Total Checking/Savings	127.75
Total Current Assets	127.75
TOTAL ASSETS	**127.75**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Loan Kendra Lane	3,000.00
Loan Matt Marchant	12,000.00
Loan Trinity Lloyd	6,000.00
Total Long Term Liabilities	21,000.00
Total Liabilities	21,000.00
Equity	
Chris Vanberg	
Draws	-1,117.92
Equity	2,585.00
Total Chris Vanberg	1,467.08
Maryanne McKenzie	
Draws	-5,305.00
Equity	37,598.00
Total Maryanne McKenzie	32,293.00
Net Income	-54,632.33
Total Equity	-20,872.25
TOTAL LIABILITIES & EQUITY	**127.75**

CVBM INTERESTS LLC
Balance Sheet
As of December 31, 2018

Unaudited

		Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings		
Wells Fargo		5,984.03
Total Checking/Savings		5,984.03
Total Current Assets		5,984.03
Fixed Assets		
Furniture and Equipment		765.42
Total Fixed Assets		765.42
TOTAL ASSETS		**6,749.45**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Loan Alessandra Fasset		5,000.00
Loan Kendra Lane		3,000.00
Loan Matt Marchant		12,000.00
Loan Rob Howard		5,000.00
Loan Trinity Lloyd		6,000.00
Total Long Term Liabilities		31,000.00
Total Liabilities		31,000.00
Equity		
Chris Vanberg		
Draws	-9,172.77	
Equity	7,219.73	
Total Chris Vanberg		-1,953.04
Maryanne McKenzie		
Draws	-5,305.00	
Equity	207,598.00	
Total Maryanne McKenzie		202,293.00
Members Equity		-54,632.33
Net Income		-169,958.18
Total Equity		-24,250.55
TOTAL LIABILITIES & EQUITY		**6,749.45**

CVBM INTERESTS LLC
Statement of Cash Flows
Unaudited
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-54,632.33
Net cash provided by Operating Activities	-54,632.33
FINANCING ACTIVITIES	
Loan Kendra Lane	3,000.00
Loan Matt Marchant	12,000.00
Loan Trinity Lloyd	6,000.00
Chris Vanberg:Draws	-1,117.92
Chris Vanberg:Equity	2,585.00
Maryanne McKenzie:Draws	-5,305.00
Maryanne McKenzie:Equity	37,598.00
Net cash provided by Financing Activities	54,760.08
Net cash increase for period	127.75
Cash at end of period	**127.75**

CVBM INTERESTS LLC
Statement of Cash Flows
January through December 2018

Unaudited

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-169,958.18
Net cash provided by Operating Activities	-169,958.18
INVESTING ACTIVITIES	
Furniture and Equipment	-765.42
Net cash provided by Investing Activities	-765.42
FINANCING ACTIVITIES	
Loan Alessandra Fasset	5,000.00
Loan Rob Howard	5,000.00
Chris Vanberg:Draws	-8,054.85
Chris Vanberg:Equity	4,634.73
Maryanne McKenzie:Equity	170,000.00
Net cash provided by Financing Activities	176,579.88
Net cash increase for period	5,856.28
Cash at beginning of period	127.75
Cash at end of period	**5,984.03**

CVBM INTERESTS LLC
Profit & Loss
January through December 2017

	Jan - Mar 17	Apr - Jun 17	Jul - Sep 17	Oct - Dec 17	TOTAL
Ordinary Income/Expense					
Expense					
Advertising and Promotion	0.00	0.00	505.00	3,514.80	4,019.80
Automobile Expense					
Fuel	0.00	0.00	178.28	0.00	178.28
Total Automobile Expense	0.00	0.00	178.28	0.00	178.28
Bank Service Charges	25.00	77.00	125.00	100.00	327.00
Business Licenses and Permits	0.00	0.00	0.00	20.00	20.00
Computer and Internet Expenses	38.85	0.00	44.14	108.04	191.03
Dues and Subscriptions	0.00	1,040.00	85.29	304.43	1,429.72
Meals and Entertainment	0.00	10.00	257.39	390.42	657.81
Office Supplies	0.00	31.39	105.19	5.98	142.56
Printing and Reproduction	0.00	0.00	0.00	62.51	62.51
Professional Fees					
Accounting	425.00	0.00	185.00	200.00	810.00
Attorney	1,000.00	1,411.37	1,500.00	1,000.00	4,911.37
Total Professional Fees	1,425.00	1,411.37	1,685.00	1,200.00	5,721.37
Software Design	27,750.00	75.00	9,500.00	4,557.25	41,882.25
Total Expense	29,238.85	2,644.76	12,485.29	10,263.43	54,632.33
Net Ordinary Income	-29,238.85	-2,644.76	-12,485.29	-10,263.43	-54,632.33
Net Income	**-29,238.85**	**-2,644.76**	**-12,485.29**	**-10,263.43**	**-54,632.33**

CVBM INTERESTS LLC
Profit & Loss
Unaudited — January through December 2018

	Jan - Mar 18	Apr - Jun 18	Jul - Sep 18	Oct - Dec 18	TOTAL
Ordinary Income/Expense					
Expense					
Advertising and Promotion	2,994.73	2,893.68	14,846.49	15,704.87	36,439.77
Automobile Expense					
Parking & Tolls	1.20	18.00	10.50	78.00	107.70
Total Automobile Expense	1.20	18.00	10.50	78.00	107.70
Bank Service Charges	41.50	30.00	90.00	36.00	197.50
Computer and Internet Expenses	106.84	1,149.28	216.12	1,500.34	2,972.58
Contract Labor	1,890.00	1,167.79	2,820.00	6,315.10	12,192.89
Dues and Subscriptions	224.16	447.84	870.25	1,488.90	3,031.15
Hardware Design	0.00	0.00	16,430.00	0.00	16,430.00
Meals and Entertainment	190.14	358.13	444.77	787.55	1,780.59
Office Supplies	10.81	0.99	107.17	202.29	321.26
Postage and Delivery	94.00	0.00	0.00	16.63	110.63
Printing and Reproduction	0.00	0.00	0.00	42.22	42.22
Professional Fees					
Accounting	351.25	75.00	187.50	0.00	613.75
Attorney	0.00	187.50	0.00	0.00	187.50
Total Professional Fees	351.25	262.50	187.50	0.00	801.25
Software Design	28,317.00	7,333.00	15,667.25	42,657.00	93,974.25
Supplies	0.00	460.43	139.64	627.17	1,227.24
Telephone Expense	0.00	0.00	87.68	241.47	329.15
Total Expense	34,221.63	14,121.64	51,917.37	69,697.54	169,958.18
Net Ordinary Income	-34,221.63	-14,121.64	-51,917.37	-69,697.54	-169,958.18
Net Income	**-34,221.63**	**-14,121.64**	**-51,917.37**	**-69,697.54**	**-169,958.18**

EXHIBIT B

Company Summary



MicroVentures



Company: Heart Rate Social

Market: Health & Fitness

Product: Social app connecting fitness and health enthusiasts looking for friendship, workout buddies, or romance

Company Highlights

- Launched app on iOS devices in August 2018 and on Android in January 2019, averaging over 300 downloads per month thus far in 2019
- Currently focused on the Austin market, with plans to expand to additional Texas cities in 2019, and nationally once the platform reaches 10,000 active users
- Has raised over $200,000 in funding since inception
- Over 35 million people in the U.S.[i] and over 200 million people globally[ii] use dating apps or websites

Executive Snapshot

Almost 50% of all Millennials participate in some level of fitness.[iii] Heart Rate Social is an app and a community exclusively for individuals who care about health and fitness.

- 2,857 downloads (as of 4/30/19)
- 1,574 Likes on Facebook (as of 4/30/19)
- Pre-revenue company working to grow user base to 10,000 before expanding beyond Texas
- Investors who contribute to the first $53,500 raised (50% of max target) will receive an early bird discount: Crowd Note with a 30% discount conversion provision (versus 20% discount)
- Monthly burn rate is $13,000, but expected to increase upon receiving funding for further marketing, sales, and research and development




Investors that purchase the first Fifty-Three Thousand, Five Hundred (53,500) Crowd Notes and thereby fund the first Fifty-Three Thousand, Five Hundred Dollars ($53,500) will receive Crowd Notes with a thirty percent (30%) discount conversion provision instead of a twenty percent (20%) discount. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 30% discount [instead of 20%] to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $2 million valuation cap.

COMPANY SUMMARY

Opportunity

Whether it's concerns about privacy,[iv] or feeling overwhelmed by the massive amount of content, many social media users have begun looking for niche market alternatives where they can more easily connect with like-minded people and express themselves.[v] Social dating apps are similarly trying to find an alternative way to enter a Tinder-dominated environment by targeting niche markets that cater to individuals with specific preferences or lifestyles.[vi] Although many individuals find significant others online, some of the most popular dating apps have sacrificed substance for superficiality in order to optimize ease of use. This can make it difficult to find like-minded individuals who have the same lifestyle interests.[vii]

Launched in August 2018, Heart Rate Social is a platform for people who enjoy the health and fitness lifestyle so that they can find a workout partner as passionate as they are, find local fitness events, or even find that special someone. Since inception, the company has raised over $200,000 which it used to extensively test the mobile app throughout 2017 and 2018 with the help of 800 beta users. Once the company was satisfied with its product, it released the app to the public in August 2018. Although the company currently only operates in Austin, TX, it hopes to expand into additional U.S. markets, as it seeks to penetrate the online dating market that is used by 49.7 million Americans.[viii] Proceeds from this raise will be used primarily for marketing as Heart Rate Social seeks to initially expand into large Texas markets like Dallas, Houston, and San Antonio before expanding nationally. Its initial goal is to reach 10,000 users in the Texas markets before it expands nationally, after which Heart Rate Social plans to establish revenue-generating features such as VIP membership subscriptions and ticketed special events.



Product

Heart Rate Social connects users in three categories: friends, dating, and workouts. In order to connect with like-minded individuals, users must specify what they are interested in when signing up. They have the option to sign up using Facebook or can create an account manually. Users input their date of birth, workout interests, and nutritional habits as well as the age range, and gender of the people they are looking to connect with.



Your fitness activities
Crossfit
Beach Body
Yoga
Water Spor...
Volleyball
Tennis
Studio Clas...
Swimming
Snow Sports
Lifting
Body Buildi...
Team Sports
Biking/Spin
Martial Arts
Outdoor
Your eating habits
GF
Keto
Paleo
Vegetarian
Vegan
Whole 30
Mediterran...
Atkins
Caffeine
Alcohol
Smoke
Just Healthy
Not Healthy



MicroVentures

When a user creates an account, they can add up to six photos, a short personal bio, relationship status, and occupation. Once the profile is complete, Heart Rate Social automatically generates a list of people that have similar interests. Users see up to 30 matches per day and can either follow, like, or discard a profile. Additionally, users have the option of following someone they are interested in before connecting. This provides a social dynamic where users can gain followers, post updates for their followers, and like other users' posts and photos. If the individual being followed follows a user back, they can start messaging each other and plan activities where they can meet and workout together. Also, if the users "like" each other's profiles, they can message each other.



9:41 AM
100%
Profile
Jonathan Reyes, 35
New York, USA
Personal Trainer
Single
45
Posts
3
Followers
7
Following
ABOUT ME
MY POSTS
3:59 PM
Discover
Events
Matches
Feed
Me
9:41 AM
100%
Profile
Jonathan Reyes, 35
New York, USA
Personal Trainer
Single
45
Posts
3
Followers
7
Following
ABOUT ME
MY POSTS
Personal Trainer
Single
On my days off, you'll either find me running around Lady Bird Lake or belting out show-tunes with my 6-month-old nephew Jayden. He says we should take our act on the road, but I think he needs to brush up on his harmonies first.
Activities
Discover
Events
Matches
Feed
Me



MicroVentures



9:41 AM
100%
FOLLOWING
NOTIFICATIONS
POST
Jane Smith liked your photo
Mike Frost liked 3 of your photos
Sue Cole matched with you as a workout buddy
Mike Frost just started following you
Mike Frost is into 1 new activity
Discover
Events
Matches
Feed
Me
Heart Rate Social
WORKOUT
DATING
FRIENDS
Mike Frost
Austin, United States
FOLLOW
Kevin Dunn
Austin, United States
FOLLOW
Andres Mai
Austin, United States
FOLLOW





Verizon
10:05 AM
100%
Events
CREATE EVENT
College Day at the Rowing Dock
HeartRate Social
3/20/19
Yappy Hour at the Rowing Dock Tuesdays
HeartRate Social
4/30/19
HOPS & GRAIN BREWERY 5K
HeartRate Social
5/4/19
Second Saturday Guided Hike at Wild Basin
HeartRate Social
5/11/19

Heart Rate Social also features an events tab so users can connect offline. The company hosts its own events that are open to anyone, and users are able to create their own private or public events.

Use of Proceeds and Product Roadmap

Heart Rate Social intends to use the majority of proceeds from this raise for general marketing, sales, and research and development. The company plans to first expand in Texas markets, surveying the number of potential customers in each city and testing which advertisements are most effective. In order to help with sales efforts, the company plans to hire a sales representative. Once established in Texas and the company hits its goal of 10,000 active users, it plans to further spend on marketing and sales to help expand nationally. In 2019, the company first plans to expand statewide, focusing on Houston, Dallas, and San Antonio. Upon reaching 10,000 active users, national expansion will first target markets such as Los Angeles, New York, Seattle, Boston, and Chicago.

The company is also planning on expanding its app to include paid features. One future initiative is the sale of credits through the app which will be used to redeem features like "heartbeat," the ability to refresh a user's feed, and a VIP subscription.


Use of Proceeds: Minimum Raise ($25,000)
10%
30%
60%
General Marketing
Research and Development
General Working Capital


Use of Proceeds: Maximum Raise ($107,000)
9%
28%
63%
General Marketing
Research and Development
General Working Capital

Business Model

Currently, Heart Rate Social is focused on building its user base and does not generate revenue. Once the company hits its initial goal of 10,000 active users, it plans to launch a revenue-generating business model. The company plans to charge monthly membership fees, fees for specific in-app events, and generating revenue through in-app purchases and paid advertisements on the platform. The company plans to initially release a "credits model" where users can purchase credits that can be redeemed for special in-app features including the following:

- *Heartbeat* – Heartbeat allows users to "super-like" someone. This feature increases the chance of getting a match back since users will be notified when they are "super-liked."

- *Refresh Feed* – Currently, users are only able to see 30 matches per day. This feature would allow users to use a credit to refresh their feed.

- *VIP Subscription* – This feature would make a user's feed unrestricted. The user would be able to see unlimited matches per day and also receive an undetermined amount of "heartbeats" each month.

The company has not yet determined how much each credit or extra feature will cost.

Heart Rate Social is also considering adding another feature where users will be able to view all other users who have liked them. This will allow users to make quicker connections across all three categories. Although not definite, the company anticipates charging either $6 per month or a one-time payment of $15 for this feature.


As of April 15, 2019, Heart Rate Social has been downloaded on 2,766 iOS devices. Since launching in January, the Android app has been downloaded on 91 devices. The company released the app to 800 iOS beta users in September 2017 and released the app to the public in August 2018. The majority of Heart Rate Social users are based in Austin, Texas.

2857 Downloads   **1574** Likes   **4.6** Star Rating

As of 4/30/19. Sources: Downloads / Heart Rate Social app developer CVBM Interests LLC, Likes / Heart Rate Social Facebook page, Rating / iOS app store.

In 2019, the company has averaged roughly 300 iOS downloads per month, up from an average of 205 from August to December 2018. Heart Rate Social saw a spike in iOS downloads in January 2019 due to an increase in advertising that was also leveraged to promote the launch of Android version. The company has not yet spent a considerable amount on advertising and plans to ramp up advertising with the proceeds from this raise in order to increase its user base.



Since inception, the company has held over 20 events in Austin. Its launch party was attended by over 200 guests in August 2018. The Heart Rate Social Team has hosted happy hours, dance parties, yoga events, and hiking events in Austin, and future events include a 5K run in December 2019. Through these events, the company aims to give its members a chance to meet in person and do something healthy or fun.





Heart Rate Social is currently pre-revenue and anticipates launching its revenue-focused business plan after reaching 10,000 users. In 2018, the company's operating expenses totaled $169,958, up from $54,631 in 2017. The company increased its spending on advertising and promotion (~$37,000), and increased spending on designing the iOS app and develop the app for Android (~$94,000 on software design). The company also paid roughly $28,500 for third-party contractors to further develop the software. In Q1 2019 the company had $39,339 in total expenses. The majority of expenses in 2019 went towards product design (~$21,000) and advertising and promotion (~$11,000). The company has averaged a monthly burn rate of roughly $13,000 so far in 2019, down from a monthly burn of over $23,000 in Q4 2018 and down from an average of roughly $14,100 in all of 2018. The monthly burn rate has declined in 2019 due to the company no longer spending extensively on software design for the iOS and Android apps. The company anticipates a lower burn rate in the near term now that the iOS and Android apps are fully developed but plans to increase its spending upon completion of this raise for marketing, sales, and research and development.

Expenses spiked in the second half of 2018 as the company increased spending on software design and third-party contractors to update the iOS software design and develop the app for Android devices. The company launched the app for Android in the beginning of 2019. The company also increased its spending on advertising and promotion in the second half of 2018 holding over 20 events for users in Austin, which included happy hours, hiking events, yoga, and more. Thus far in 2019, the company has realized a minimal burn rate as it is planning to use the proceeds of this raise on marketing now that the app is fully developed for iOS and Android devices.







INDUSTRY AND MARKET ANALYSIS

Health and Wellness

Health and wellness are daily, active pursuits for the millennial generation. In a recent study, millennials prioritized health and wellness above all response options but family: 79% of millennials said family was most important in their lives, followed by health and wellness at 53%, and friends at 39%. Although the millennial generation is earning less than older generations, they are spending more on health and fitness. Technology has also given millennials easier access to health and wellness information and personal health monitoring.[ix]

According to a survey conducted by Myprotein, the average American spends $155 per month on health and fitness, which equates to almost $112,000 over a lifetime. Nearly one-third of this spending goes directly to fitness, with 22% going towards gym memberships and 9% going towards personal trainers. The remaining spending goes towards supplements (36%), gym clothing (22%), and nutritional advice (11%). Of those surveyed, 87% paid for a gym membership each month.[x]





Social media platforms have become a major influence with respect to people's fitness goals, workouts, and nutritional habits. Social media has also become a major source of information and education related to wellness and fitness. In fact, more than 40% of social media users indicated that information found on social media affects the way they approach health. Additionally, being part of a social media fitness group encourages more people to take action and participate in certain health and fitness activities.[xi] Brick-and-mortar establishments are also utilizing social networking to increase its business appeal. High-end fitness gym Equinox offers community-focused events, including cultural events, exclusive classes, and networking nights. The Chelsea Piers fitness studio in Brooklyn has a lounge intended for socializing, while Barry's Bootcamp offers a concierge service for guests to book treadmills next to each other before classes.[xii]

Online Dating

According to The Statistic Brain Research Institute, more than 49.7 million Americans have tried online dating,[xiii] and more relationships or marriages are started online than ever before. In 2017, The Knot conducted a survey of more than 14,000 engaged or recently married individuals and found that 19% of brides met their spouse online, up from 5% in 2015.[xiv] Further, the original stigma that dating apps were only for millennials and young adults has faded, as a wider age demographic is embracing dating apps or websites; 41% of dating app users in the United States are between the ages of 35 and 64.[xv]

In 2018, venture investment in dating-focused startups reached $127 million, up from $82 million in 2017 and $47 million in 2016. The number of investments in dating-focused startups has remained relatively flat over the past 5 years with 27 in 2018, 24 in 2017, 26 in 2016, and 26 in 2015. In 2015, dating-focused startups received $274 million in funding due to a $250 million investment in Beijing-based matchmaking site, Baihe.[xvi]



In the past five years, there have been more than ten acquisitions in the dating technology industry. Most recently, Hinge was acquired by Match, Lovoo was acquired by The Meet Group for $70 million, and Wheel was acquired by Tinder. Before that, Plentyoffish was acquired by Match for $575 million in 2015, Frivil was acquired by Shaadi.com, Attractive World was acquired by eDarling, Lovestruck.com was acquired by DateTix, Lulu was acquired by Badoo, and Chill (Tappy) was acquired by Tinder.[xvii]



SweatCity: Founded in 2018, SweatCity is a fitness concierge service mobile app. The app allows users to explore healthy hotspots nearby, connect with experts to elevate their health and fitness profile, and match with locals looking for a workout buddy. The app allows users to explore local fitness studios, healthy restaurants, organic coffee and smoothie bars, and more. The company employs fitness, nutrition, and sport medicine experts for users to connect with experts in various fields. Currently, its platform focuses on the Toronto market.[xviii]

DateFit: DateFit is a social network and mobile app for the fitness community to connect with one another. The free app allows users to input their age, height, fitness interests, nutritional interests, and what they are looking for in a fitness friend. The app only shows the best potential matches based on the user's info. Users can also become ambassadors of the brand if they have over 1,000 social media followers and a healthy lifestyle.[xix] The company also partners with fitness brands including Gold's Gym, FX Fitness, Orangetheory Fitness, Title Boxing Club, and others.[xx] The app had 20,000 downloads in its first five months of being live.[xxi]

FitnessSingles: Founded in 2003, FitnessSingles is an online dating community for sports and fitness enthusiasts. The site is available in the U.S., Canada, Australia, Great Britain, Ireland, and New Zealand.[xxii] It offers users the ability to find a "fitness date" or just casual cardio friends or workout partners. Users input their favorite fitness activities, a short bio of why they love to maintain an active lifestyle, what they are looking for in a fitness partner, and photos. Every profile is reviewed by the company's Quality Assurance team that seeks to promote a comfortable environment filled with quality individuals. Accounts on FitnessSingles.com are free but the company offers additional features for paying members including email and instant messaging and access to a private photo gallery viewable only by members they choose.[xxiii] FitnessSingles costs between $14.95 or $29.95 per month depending on the length of the subscription and additional features.[xxiv]

Bumble: Founded in 2014, Bumble is a social networking platform for users to find friends, dates, and career-building resources. Bumble promotes the empowerment of women by requiring female users to make the first contact when they are matched with a male user. Users can sign up using Facebook and have the option of searching for romantic partners or can find friends via the "BFF" mode. In 2018, the company also launched the Bumble Fund to invest in early-stage companies founded by diverse, female entrepreneurs.[xxv]. As of 2017, Bumble was generating over $200 million in annual revenue and had 40 million users, including two million paying users.[xxvi]

Match Group (Nasdaq: MTCH): Founded in 2009, Match Group is a provider of online dating services. It operates a portfolio of over 45 brands, including Match, Tinder, PlentyOfFish, Meetic, OkCupid, Pairs, Twoo, OurTime, BlackPeopleMeet and LoveScout24 that is currently available in more than 190 countries, with products in 42 languages.[xxvii] According to the company, it averages over 8.2 million subscribers across its products and 64% of relationships that started on a dating site or app began on a Match portfolio platform.[xxviii] In 2018, the company reported revenue of $1.7 billion, up from $1.3 billion in 2017.[xxix]


TEAM



Christopher Vanberg, Founder and CEO: Chris is a fitness professional with over ten years of experience as a health and wellness coach. Prior to Heart Rate Social, Chris co-founded and served as a Holistic Health and Life Coach at Think Great Lose Weight in Austin, Texas. Previously, he held several sales roles at VMware, Rackspace Managed Hosting, and Dell.



Ross Krachey, Community Director: Ross is the Community Director at Heart Rate Social where he focuses on growing retention through community centered physical events around health, fitness, and social. Ross is also the founder of Padel and Beach Tennis and a Director at U.S. Padel. Previously, Ross worked as Tennis Facilitator at Publik Tennis in Austin, Texas.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount: 20%
Valuation Cap: $2 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $2 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

CBS Austin: Heart Rate Social: New App Hopes to Pair up Fitness & Friends!
Austin Fit Magazine: Heart Rate Social A new way to find your gym partner

---

[i] https://www.statista.com/outlook/372/109/online-dating/united-states#market-revenue
[ii] https://www.vogue.co.uk/article/the-rise-of-niche-dating-apps
[iii] https://www.clubindustry.com/fitness-studies/millennials-lead-all-physical-activity-categories-recent-pac-study
[iv] https://www.pewresearch.org/fact-tank/2018/03/27/americans-complicated-feelings-about-social-media-in-an-era-of-privacy-concerns/



ᵛ https://www.entrepreneur.com/article/327824

ᵛⁱ https://thriveglobal.com/stories/tinder-and-the-future-of-the-online-dating-industry/

ᵛⁱⁱ https://thriveglobal.com/stories/tinder-and-the-future-of-the-online-dating-industry/

ᵛⁱⁱⁱ https://www.datingnews.com/industry-trends/online-dating-statistics-what-they-mean-for-future/

ⁱˣ https://news.sanfordhealth.org/sanford-health-plan/millennials-wellness-generation/

ˣ https://us.myprotein.com/thezone/training/much-americans-spend-health-fitness-survey-results-revealed/

ˣⁱ https://www.forbes.com/sites/andrewarnold/2018/11/26/fitspiration-on-social-media-is-it-helping-or-hurting-your-health-goals/#68815c5447f0

ˣⁱⁱ https://www.marketwatch.com/story/sweatworking-is-the-new-networking-2018-05-18-1888838

ˣⁱⁱⁱ https://www.datingnews.com/industry-trends/online-dating-statistics-what-they-mean-for-future/

ˣⁱᵛ https://www.zoosk.com/date-mix/online-dating-advice/online-dating-statistics-dating-stats-2017/

ˣᵛ https://www.statista.com/outlook/372/109/online-dating/united-states#market-age

ˣᵛⁱ https://news.crunchbase.com/news/its-valentines-day-but-vcs-arent-falling-in-love-with-dating-startups/

ˣᵛⁱⁱ https://index.co/market/online-dating/acquisitions

ˣᵛⁱⁱⁱ https://www.sweatcityapp.com/

ˣⁱˣ https://www.datefit.com/ambassadors

ˣˣ https://www.datefit.com/brands

ˣˣⁱ https://www.womenshealthmag.com/relationships/g25586135/fitness-dating/=

ˣˣⁱⁱ https://www.fitness-singles.com/info/faq

ˣˣⁱⁱⁱ https://www.datingsitesreviews.com/staticpages/index.php?page=fitness-singles-reviews

ˣˣⁱᵛ https://www.reviewopedia.com/fitness-singles-com-reviews

ˣˣᵛ https://techcrunch.com/2018/08/15/bumble-announces-a-fund-to-invest-in-women-led-businesses/

ˣˣᵛⁱ https://www.forbes.com/sites/maddieberg/2018/09/24/fight-between-dating-apps-bumble-and-tinder-is-heading-to-court/

ˣˣᵛⁱⁱ https://www.reuters.com/finance/stocks/company-profile/MTCH.OQ

ˣˣᵛⁱⁱⁱ https://s22.q4cdn.com/279430125/files/doc_presentations/2019/03/Match-Group-Business-Overview-Mar-2019-(2).pdf

ˣˣⁱˣ https://finance.yahoo.com/quote/MTCH/financials?p=MTCH

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

CVBM Interests, LLC
7204 Wardman Dr.
Del Valle, TX 78617

Ladies and Gentlemen:

The undersigned understands that CVBM Interests, LLC, a Limited Liability Company organized under the laws of Texas (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering; provided, however that investors that purchase the first Fifty Three Thousand, Five Hundred Crowd Notes and thereby fund the first Fifty Three Thousand, Five Hundred Dollars ($53,500) will benefit from a thirty percent (30%) discount conversion provision instead of a twenty percent (20%) discount. This Offering is made pursuant to the Form C, dated May 2, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on July 15, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company,

2

MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the

Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	7204 Wardman Dr. Del Valle, TX 78617 Attention: Chris VanBerg

with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

CVBM Interests, LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

CVBM Interests, LLC

CROWD NOTE

FOR VALUE RECEIVED, CVBM Interests LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2 million.

The "**Discount**" is 20% or 30% (See Conversion Price Below)

The "**Offering End Date**" is July 15, 2019.

i. **Definitions.**

    a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, interests of the Company's Preferred Units issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal:

        i. Investors that purchase the first Fifty-Three Thousand, Five Hundred (53,500) Crowd Notes and thereby fund the first Fifty-Three Thousand, Five Hundred Dollars ($53,500), the lower of (A) the product of (1) 70% (30% discount) (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

        ii. The lower of (A) the product of (1) 80% (20% discount) (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital interests of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding Common Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Units, (ii) exercise of all outstanding options and warrants to purchase Common Units and, in the case of Section 1(b), (iii) the interests reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company

receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean interests of a series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

ii. **Conversion of the Crowd Note.**

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Company Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any interests of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Austin, Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

HEART RATE SOCIAL

FOUNDER: CHRISTOPHER VANBERG

Heart Rate Social™

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



WHAT WE DO

●●●●○ Carrier
1:20 PM
100%
HeartRate
Where active lifestyles meet social
SIGN UP NOW
LOGIN

Heart Rate Social is a community for people who care about health and fitness. A place where you can find a workout partner as passionate as you are, the hippest events with like-minded people, and maybe even that special someone.

HRS is not an activity tracker, trainer, or meal planner. It is a social network that seeks to connect people for new relationships based on similar interests, commonality, and events that allow them to connect offline as much as online.



PROBLEMS WE SOLVE



LIFESTYLE MATCHING

Lifestyle matches can potentially lead to more meaningful friendships and relationships



HEALTH & FITNESS

Health & fitness enthusiasts tend to prioritize physical activity over the bar scene and other social activities



TALKING

Talking to people at the gym can be considered taboo to some and nerve-racking to others



Heart Rate Social™



OUR SOLUTION

Heart Rate Social™

Carrier
1:20 PM
100%
FOLLOW
ennifer, 33
New York, USA
Marketing Assistant
About me
lot can be said of Jennifer, but above else know that
he's heroic and amusing. Of course she's also
daptable, confident and open, but far less strongly
nd often mixed with being deceitful as well.
ctivities
1:20 PM
100%
Messages
VIEW ALL
pid bot
3:22 PM
se is into you. Message him? Or do...
nifer
1 day ago
been going to the gym these past...
lele Romero
1 day ago
u look great! Let's talk more tomorr...
ary Jane
2 days ago
y, what are you doing?

iOS and Android

SOCIAL APP

HEART RATE SOCIAL

To connect healthy people with like-minded goals both socially and romantically.

Heartratesocial.com/download



LifeStyle Matching

We aim to connect users in three categories: Friends, Dating, and Workouts. We believe this creates better ways for people to connect in a more targeted manner. Users may also choose to only connect with people in a specific category.



Events

We are creating fitness events in Austin that are fun, free, and social, allowing users to connect offline just as much as online. Users can also create their own events.


Event created
Your event was created successfully.


JR
9:41 AM
100%
DISCOVER
ATTENDING
+ CREATE EVENT
Let's play tennis!
Mark Wilson
06/05
20k Fun Run
Laura Fischer
06/12
New Volleyball Team
James Smith
06/13
Discover
Events
Matches
Feed
Me

Social Post & Follow

By creating a social dynamic, users, before connecting, can follow people they're interested in, gain followers, post updates, and gain more personal connections.


JR
9:41 AM
100%
FOLLOWING
NOTIFICATIONS
POST
Jane Smith liked your photo
1 hour ago
Mike Frost liked 3 of your photos
1 hour ago
Sue Cole matched with you as a workout buddy
1 hour ago
Mike Frost just started following you
1 hour ago
Mike Frost is into 1 new activity
1 hour ago
Discover
Events
Matches
Feed
Me

SOCIAL/DATING APPS

USAGE IS BECOMING THE NORM

- Over 47.7 million Americans have tried online dating[i]

- In 2017, 19% of brides met their significant other online, up from 5% in 2015[ii]

- Our target customers are active people & healthy eaters who are part of fast-growing industries like Crossfit, Yoga, Paleo, or Vegans

i. https://www.datingnews.com/industry-trends/online-dating-statistics-what-they-mean-for-future/
ii. https://www.zoosk.com/date-mix/online-dating-advice/online-dating-statistics-dating-stats-2017/



Target Customers

Dating Apps Usage



bumble

Hinge

tinder™

Current Competitors


Heart Rate Social™

CURRENT STATUS



COMPLETED
JUNE, 2017

Initiate Market
Research &
Digital Mockups

COMPLETED
NOV, 2017

Launch iOS MVP

COMPLETED
AUG, 2018

Launch Beta on iOS

COMPLETED
SEPT, 2018

Get 1,000
downloads

COMING SOON
FEB, 2019



Launch Beta on
Android



MARKETING PLAN - City by City

Affiliate Marketing:

- Connect with local community leaders
- Find local influencers

Local Press: Press release on product

- Full product press release after completion of app for Android

Market Expansion Plan:

- POC Test Market - Austin, TX
- Expand to Dallas, Houston, San Antonio, and the rest of Texas
- Expand to New York, Los Angeles, Seattle, Boston, and Chicago



CBS AUSTIN NEWS
CENTRAL TEXAS ★ TRUSTED
NEWS
WEATHER
CHIME IN
SPORTS
TRAFFIC
WE ARE AUSTIN
STATION
CIRCA
ADVERTISEMENT
Shark Tank's Kevin O'Leary in Austin [Free Tickets]
Prosper Live
VISIT SITE
Heart Rate Social: New App Hopes to Pair up Fitness & Friends!
by We Are Austin | Thursday, July 19th 2018





REVENUE PLAN- Multiple Revenue Models

How Do We Make Money?

Revenue Types: Token Model / Heartbeats / Events / Ads - Data



9:41 AM
100%
Token Shop
Welcome to the Token Shop!
Tokens enable you to send Heartbeats to let others know you think they're special. They also expand your daily profile views.
Please select
x1 for $2
x5 for $8
20% off
x15 for $20
33% off
x15/month
$15/month 50% off
PURCHASE TOKENS

9:41 AM
100%
10
Heart Rate Social
Put down the kettlebells!
You've reached your limit of profile views.
Come back at 5:00 PM tomorrow for more!
USE TOKENS TO CONTINUE
Discover
Matches
Post
Feed
Me

Events
CREATE EVENT
Free Day of Dance
HeartRate Social
1/26/19
muscle Babes WOD
HeartRate Social
1/27/19
Cupid Undie Run
HeartRate Social
2/9/19
Austin Music 5K
HeartRate Social
3/9/19
College Day at the Rowing Dock
HeartRate Social
3/20/19
Yappy Hour at the Rowing Dock Tuesdays
Discover
Events
Matches
Activity
Me

Carrier
1:20 PM
100%
Jonathan Reyes, 35
FOLLOW
New York, USA
Personal Trainer
Single
45
Posts
3
Followers
7
Following
SEND A HEARTBEAT
Discover
Matches
Post
Feed
Me

Current Team

Christopher VanBerg: Founder & CEO
- 12 Years Technical Sales
- 10 Years Health/Wellness Coach
- 100k Followers on Think Great Lose Weight



Rick Rojo: Advisor/Director of Sales
- Experience with multiple startups
- Experience helping startups with fundraising



Christian Scarborough: Director of Communications
- 20 Years Public Relations Management



Ross Krachey: Community Leader
- Austin Meetup City Organizer
- Runs Publik Tennis





EXHIBIT F
Video Transcript

Heart Rate Social Video Transcript

Time (sec)	Text	Graphic
0.01 to 0.03	Working Out Alone?	
0.04 to 0.09	Find A Buddy Near You.	*Discover page of app*
0.1 to 0.18	Find & Create cool community events	*Show how events page in app works*
0.19 to .28	Meet friends based on your interests	*Show interests page that users select in app and messaging with another user to meet for a workout*
0.29 to 0.31	Heart Rate Social Logo. Where active lifestyles meet social.	*download today, get on google play*

EXHIBIT G
Webinar Transcript

Brett:	All right, hi everyone, this is Brett Andrews with MicroVentures. Thank you all for joining us today. Today, we will be hearing from Chris VanBerg, the founder and CEO from Heart Rate Social, an app and community of individuals who care about health and fitness. Chris is a fitness professional with over 10 years of experience as a health and wellness coach. Prior to Heart Rate Social, Chris co-founded and served as a holistic health and life coach at Think Great Lose Weight in Austin, Texas. Previously, he held several roles at VMware, Rackspace, Managed Hosting, and Dell.
Brett:	How are you doing today, Chris?
Christopher:	I'm doing great, sir. How are you?
Brett:	Doing really well, man. Thanks for doing this and joining us. Today, Chris is going to spend about 10 minutes or so going through the pitch deck for Heart Rate. That'll give you some background on the company. During the presentation, we encourage you to send in questions. If you go over to your GoToWebinar control panel, there's a tab there titled Questions, and you can just type them in. As I mentioned at the intro, everyone is muted, so that's the best place to pose any questions that you do have. You'll see the window; you can just submit them.
Brett:	Feel free to submit those when Chris is giving the presentation. It won't interrupt him. They'll just go to me. And then when we're finished, I'll go into a Q & A session and cover the ones that are submitted in field, and the others that anybody else may have. With that, I'll let you, Chris, take it away and introduce everyone to Heart Rate Social.
Christopher:	Awesome. One, thank you everybody, for I appreciate you all joining today. Heart Rate Social was a little brainchild of mine that I had, and I think, as I explain what the business is about, we also understand the reasons of why I created it, and what we're trying to accomplish.
Christopher:	My name's Christopher VanBerg. Obviously, I'm the founder of Heart Rate Social. Obviously, there's a little legal notice in here. Heart Rate Social, to me, was originally designed as a dating app, but as we go through the evolution, I really wanted to create a community-based app, something that goes beyond dating. Dating was sort of one-minded, and I felt that the health and fitness community really does need something like that.
Christopher:	Heart Rate Social is a community for people that care about health and fitness. It's not for dating, but it's somebody for you to find - a friend, a workout partner, or dating. Or also, of course, find local events. This really opened up the marketplace for us, and we have, and I'll talk about it later, but the data that we had found, it was a good choice to make, to really make it more of a community-based app.
Christopher:	And, let me tell you what the HRS is not. I mean, if we get a lot of this. There's a lot of fitness trackers on the market. There's a lot of meal planners. There's a lot of data-driven apps, but none of those apps really have a community place. None of those apps are to find yourself a workout buddy, or volleyball team, or find a vegan-friendly eater that you could go out to dinner with. They're really all about just fitness tracking or health tracking for yourself. But they're not actually helping you find the accountability.

Christopher:	I've been doing health care team for well over 10 years, and one of the things that I realize is that people don't always need an expert. They don't always need somebody there to tell them exactly what to eat, but they all, they all, need accountability. We all need friends and social networks and the people that we want to date or be in relationships with, that are like-minded. Because, health and fitness is something that, if you're really into it, if you're really trying to create that lifestyle, the people that you surround yourself also need to have that lifestyle. And it's more likely to help you be successful in that lifestyle when the people that you surround yourself are also focused on it.
Christopher:	I mean, it is like the modern day religion, where people that care about health and fitness, that's who they want to be friends with, that's who they want to work out with, that's who they want to date. Because it is something that is important to them, and you either do or you don't, and it's really hard to socialize with people that don't have the same lifestyle as you.
Christopher:	Or, the whole focus is about matching, right? Community matching, so it's about similar lifestyles. Plugging in the fitness activities that you like, whether you're into running or swimming or sports, volleyball or tennis. The way that you eat, are you a vegan? Are you paleo? Or do you drink alcohol or not? And, the fitness community, it's really taboo to hit on people at the gym, people who are there to get the workout going. But that doesn't mean you don't want to socialize with those people, just the gym is not the place to do it.
Christopher:	Health and fitness community, there's a lot of very niche players in this market, where if you're a tennis-based you find other people that play tennis. But not just general health and fitness community, where ... Because I personally, I play volleyball, I play tennis, I'm into boxing, I'm into wake surfing and lake sports. And I'm generally a healthy eater. I'm not a big drinker, so I don't meet these type of people in the bars, so originally the concept was for me. I mean, I want to socialize with the [inaudible] that I want to date, work out with, and socialize with. I wanted to find more people like me, and I couldn't find any marketplace to do it.
Christopher:	That's why we decided to make Heart Rate Social, just there to help you find people that are like-minded, people that like the same things that you do. And we made that into three separate categories. I'm going to talk about the data here for a second. We, originally was designed as a dating app, and then we decided that, we made it into three separate categories, friends, dating, and workouts. And so, if you're in a relationship, you can only be in the friends category or you could only be in the workouts, or you could be in friends and workouts if dating can be all X'd out and you don't see those users. Or, just maybe exclusively that's what you're looking for.
Christopher:	Now, when you look at the data, Friend has become our biggest category. We have seen that most people are out there actually trying to create more of a social network in the health and fitness community just for friends and workout buddies. And so surprisingly, once again, we originally just designed it as a dating app, but we found that the biggest category of our current user base is friends.
Christopher:	And we believe this is just something that people are looking for, right? These big social networking platforms like Facebook are not really where you would find to necessarily just create your social circle. They're too general. But at Heart Rate Social you can find and see exactly what somebody is interested and so you align and see maybe that's the way you find your hiking buddy or your workout buddy or your tennis partner, or your volleyball team.
Christopher:	Because we had so many people interested in doing things together, once they matched, it was very easy for us to plug in something else, which was events. Which, in a business standpoint, is a great monetization strategy. We realized that people are trying to, I mean, when you're creating a health and fitness thing, it's not done on the app. You might meet people on the app, but you want those events to go. And there's so many amazing events out there, that people don't hear about or know about, that don't get promoted very well. It's hard to get right in front of the right people.

Christopher:	But events for us has been very successful, and we have a lot of great events that we're planning down the road. Like right now we're actually planning a 5K with Whole Planet Foundation, which is a Whole Foods nonprofit, and at the end of this year. And that's what people are looking for. They're looking for fun new things to go and do, so once you meet somebody, then immediately you also have events that you can follow up. And, we've done a lot of local events here in Austin, which actually has helped us to promote and build our list so that people are coming to us now, "What other events are coming down the road? What other events can we do?" From ticketing and other things, that becomes a great monetization strategy down the road.
Christopher:	We have a social post and following, where people can post pictures, their activity. It shows you where you're matching. This is all about re engagement. This is all about getting people to come back and using the app, getting what we would consider to be the daily active users, people logging in on a regular basis. And this is just another reason to do so.
Christopher:	And these have become the new norm. Social and dating apps are exponentially growing. I mean, about one in five Americans have now tried some sort of dating online. There's a huge new thing with marriages and babies of people that have [inaudible] over to apps. And especially, when you're looking at millennials and what we have found to be our targeted user, is that 25 to 35, where they have started to find health and fitness post college. You no longer have that super youthful metabolism, and there's this huge focus now.
Christopher:	And it's not even a trend. I mean, a trend generally falls off. It's more of a social curve, where it is becoming, not only just the new norm, but it's one of the biggest norms, where you do, or you don't. And a large number of Americans have shifted their lifestyle to have some health and fitness focus. It may not be everybody but it a growing trend that America needs because America is struggling with overeating and weight issues and health issues. And so, it has become a trend. It has become a social curve that is just growing. And we think this is the right time, right place app to really help meet that need.
Christopher:	We have been, from idea to now, we're about two years in. We've, just so you know, we're not on the really baby steps. We have really actually done a lot of work to date. Just so you all know, I originally launched an iOS MVP about two years ago, or about a year and-a-half ago, and once again, the original concept was a dating app. But, from the user feedback, they wanted more options, and so that's where we decided to change the platform to be more of a social network.
Christopher:	We have been doing testing on our iOS version for well over a year. We were really happy with the version that we decided we would launch this last fall, and we did it in August of last year. And we were really happy with the platform and everybody was really hopping onboard, so we decided to build a 'Droid platform. Now, in hindsight, I think from an investor perspective, I probably would have held off on 'Droid, in hindsight. And actually, just implemented what my next step is, which is the revenue model first, for testing purposes. Now, it's okay. You learn something in this process as you do these things, but at least the coding is already done on the 'Droid. The 'Droid platform is already built, so we're still well invested money but I believe that the next step, which is the most important step, is the revenue.
Christopher:	The first thing I want to talk about is the marketing plan. Me, I have been part of a couple of other companies that have tried to launch some kind of, not necessarily like product, but wellness products. And a lot of times, people try to go too big, too fast. Creating an app like this, you need market density. You need to have where there's lots of users in a specific demographic area. And then you get when you reach a point where it's critical mass, and downloads start happening on their own because of word of mouth, because you have a certain density within a city.
Christopher:	We made Austin that city. And Austin is a very health and fitness community. I know a lot of people here. I've got a great start here. We have about 3,000 users here in Austin. And, the strategic aspect

of this is, once we get the density here, and we hit ... The goal is to get about 10,000 users here before we start taking it to other cities is to hit that market density. So, downloads will start to get cheaper, the word of mouth starts to spread, and then we're going to hit local other Texas [inaudible] to ensure that we still, it's easy for us to create that density. This is a less expensive model than trying to launch a product like this where it's launched nationwide because you never really get that density in the cities. And then you're just bleeding money trying to [inaudible 00:12:51], trying to get more people to bite in.

Christopher: But from a revenue perspective, when you're launching that purchase is, if you have density in a single city, and [inaudible] in a single city, it's much easier to use that expansion process to take it to other cities. That's the plan, and [inaudible 00:13:07]. We have multiple revenue models here, and I'm going to talk about a revenue model that we have added.

Christopher: These are the first revenue models. Now, I'm not re-creating the wheel. What I'm using essentially is apps like ours that already have very similar revenue models, that are implemented and tried and true. Now we have to make them work for our platform per se, but these are the revenue models that existed previously that we have sort of mocked.

Christopher: The very first thing is a token model. The Heart Beat is a very simple way to do a token model. It's a super like function. Now, this is originally created for a dating model. But if you see somebody that you're really interested in, for a token, and the marketing world we usually would call this a tripwire, right? For a dollar or two, you get to buy in, increasing the likelihood that you're going to get to connect with somebody.

Christopher: You see somebody you're really interested in, you spend a dollar or two, and it gets somebody to buy in for a low transaction. Now, when somebody buys in for a low transaction, they're more likely to buy in again later for bigger and bigger dollar amounts. If that transaction worked out for them, they're more likely to buy in. And that's how tripwires work, which is one of the reasons why this was one of our original revenue models. And, it is the revenue model that we will probably implement.

Christopher: Events becomes another revenue model, right? It's a very simple way to do it, but when you have ticketable events, it's very easy to have a popup screen pop up. We sell them a ticket. There's a service fee associated. For doing nothing, and not even hosting the events, we don't have to create these events. We just help sell and direct trafficking to these events. Whether it's paid sponsorship ways or selling tickets to these events, it becomes an easy way to make monetization without actually having it cost us anything, just advertising to our current base.

Christopher: And then of course there is definitely data collection thing. Now, that's more of a long term plan, but if you understand what's going on in the health and wellness and healthcare and businesses associated with this, there is a lot of great data collection when people are looking at activity, types of fitness things they do, types of events they attend. Age, sex, all these types of things about individuals, without actually giving up any personal data. But in the data collection world there's a lot of coagulated, just correlated data that companies are willing to buy, purchase on the back end, that help them understand users' buying habits, using habits, exercise habits, health and wellness habits, these types of data collection points.

Christopher: Now, the one that I'm going to talk about, we have also discussed, and it was listed, and you'll probably see some more information about it on the MicroVentures site, is a model that works more off the data that we have. Now, one of the things we recognize is from the data that we're collecting is, once again, a lot of users are signing up for friends. For us, the "Heart Beat", or the super-like, function works really well in dating, but for friends and workout buddies, we don't believe it will convert as well. So, there is a model that another platform uses, which is basically just an advanced notice of recognizing already who likes you.

Christopher:	Let's say I'm as a user and I like Jonathan Reyes as a workout buddy, and he can get a notification. Now, he can't see who I am, but for a subscription model and if we look at, once again, if we look at dating app models, or even social networking models that have a good revenue plan, it's always subscription, right? Monthly recurring revenue from a business perspective is a great way to strategize, it's a great way to plan, it's a great way to see revenue that you have coming in and going out. And so always pushing, like if you look at Tinder, 90% of their revenue comes from their subscription models. And so, pushing people to subscription model is also one of the best monetization strategies we could work out.
Christopher:	And so, it's very easy for us to do that. We can create a VIP functionality, where you see who likes you, you can like unlimited users, you can attend unlimited events. And a VIP model that creates a monthly recurring revenue and a good conversion model. And so, we have some goals associated to that, that I can talk about here in a second, but that's goals associated to basically, what is our conversion percentage going to look like? How much revenue per user can we access? And when we start to line that up, we can start to see ... In fact, let me go to ...
Christopher:	Well, I don't have it on this slide, but when we start to line that up versus our cost per acquisition, it becomes a financial model for investments. Very simple, right? If we can buy users and our cost per acquisition between $3 to $9, and we're converting 10% but our LTV of, or our lifetime value of, our customers between $10 and $20, then it's a simple financial model, right? We buy X number of users, X number of these produce X amount of revenue, and we buy exponentially more users from that revenue stream. And it becomes a self-replicating app, where you can start to expand to more environments, and it becomes just a very simple financial model.
Christopher:	These are some of the members that are on my team. Once again, I'm Chris VanBerg and I have 12 years of technical skills, 10 years of health and wellness. I have a pretty big following on Facebook for health and nutrition. I'm a published author, and this is my passion. This is my first venture into the app world but knowing that that is something that was new to me, I decided to bring on some experts that have. Rick Rojo is my director of sales. He has been experienced with multiple startups and exits. And has a really great experience, not only on creating a product that people want to buy but a great creative product that has a great exit.
Christopher:	Christian is my PR management. He's got 20 years PR experience. He's also a health and wellness advocate. Everybody on my team, obviously, is a very big health and wellness advocate. And I've got Ross Krachey, who helped us do, we had about 20 or so local Austin events he helped us produce. We learned a lot from those events. We built our lists significantly from the events. We have a great model now for running and hosting events and conversions of those events. To really help us create an offline strategy that works really well.
Christopher:	But the thing that most people really care about is the online strategy, because that's how we expand our markets and we have a lot of great experience in the testing of money that we have used so far that I'm definitely willing to talk about. And that's, I think for the deck, I think we should probably pull in some questions, and I'd love to hear more about what we're doing.
Brett:	Great, thanks, Chris. Real quick, we did have a couple of people join on after the presentation had already started. I do want to remind folks that, if you do have any questions, go to webinar panel, there's a questions tab there and you can feel free to send them in so we can start getting some more feedback from Chris.
Brett:	Chris, thanks again for going through the presentation. I think that was a really good overview. One thing I'm curious about, just moving back a little bit to the beginning is, [inaudible] company and what motivated you to get into this.

Christopher:	Once again, I've been a coach for quite a long time, and I was single, and I was using the current dating app platforms. And because I care about health and fitness, if they were drinking in all their photos or they just weren't living that kind of health and fitness lifestyle, immediately that's just something I'm not interested. I didn't need to see 1,000 people, right? If I could just see 100 people that were more targeted, I knew that that's where I would go, right? And, I kept seeing a commercial for Farmers Only, and I'm like, okay, I mean, for real, if farmers have their own app for networking, then why doesn't the health and fitness community?
Christopher:	I hit the internet just like anybody else does. Where is this? Why doesn't this exist? And, I couldn't find it. Couldn't find it. It didn't exist, and I was like, I just fueled the need to create this. Not so much just for myself but because I understand so many people need it. I had so many people that this is your lifestyle, this is who you want to connect with, and it just seems to be taboo to meet in gyms and somewhere else, so why not? Everybody's moving to online anyway. Let's create a system, an app, a platform, in which people can connect easily for the health and fitness community.
Brett:	Yeah, I agree. There's so many niche dating apps out there, connecting people in very specific markets. You'd think a market that has a size of health and fitness, something like this, makes a lot of sense.
Brett:	You also mentioned, in addition to the dating, you mentioned the friends and workout buddies being a big piece of this. Could you talk a little bit about what other companies out there you might see competing with you in those vectors? I'm not very familiar if there's other competition. What's the competition like, I guess, on the friends and workout buddies side? And I guess, how you [crosstalk 00:22:39]?
Christopher:	Yeah, that's interesting. There is one app that looks like it might have failed, I'm not sure. It doesn't look like the servers are running anymore. But there was an app that specifically just did workout buddies, so you would align in sports. There's a couple of failed apps that happened in line with sports-specific apps. Let's say trying to create yourself a basketball team, or a baseball team. But, if you go back to my deck, when I was talking about market density, if you're too specific, if you're too niche, then it becomes a challenge to create density in one place for it to make any sense.
Christopher:	And so, these sports-specific apps, and not surprisingly, most of them do not work. But going after a general audience and not of course just specifically just only workout buddies, but just friends and social communities. And, if you look, a lot of the players in the dating app world are shifting that way, like Bumble. Bumble, of course, started as a dating app but now they're really trying to push their BFF, the friend thing and the biz, because they realize that dating is very one-dimensional and is also short-term for a user. From a business perspective, it makes a lot more sense to make a social networking app, right?
Christopher:	Like, Facebook, everybody uses Facebook for all of this [inaudible] but it's not audience-specific. It's not market niche. But people use Facebook for dating. They use Facebook to find groups of people that are like minded. But if you have a platform that is already more specific, it is already niched to the type of people that you're trying to build a community with, then it makes a lot more sense. And that is also a great exit strategy from a business perspective.
Christopher:	I haven't found any other ... I see the market shifting to that, right? I see the dating app market already trying to shift. We're starting that way, and so I think that's advantageous for us. I think from one, long-term use of [inaudible 00:24:42], because it's not dating, it's not transactional. They could continue, right? A dating app you're only going to use it when you're single. If it's a social networking app, you're probably [inaudible] friend and workout buddies and finding events. The longevity of users is going to be really higher. And that should be a goal, because if you're really going to montage, you don't want short-term users.

Christopher:	And so, I don't really see much. There are dating, and now there's a dating website, and there's a dating app specifically for fitness. But there once again, it's just one dimensional, it's only dating. And I [inaudible] having the community aspect [inaudible] can differentiate. And especially [inaudible] of coagulating all these things into, right? It could be really easy for us to implement or add in where we have activity tracking, we have [inaudible] also, but it's built around the community aspect. We don't have to find users to have additional health and wellness services that are implemented. And I tell you, we have had such a great, I should say, interest, from the fitness community, the local gyms, those nutrition stores, the food companies, of wanting to partner and advertise through us because we specifically have the users that they would like to go after. And great data about those users.
Brett:	Yeah, I think to touch on one of the points that you made about dating leading to necessary churn. If you're a dating app and you're doing your job, then necessarily people are, I guess, you can use a dating app for a number of reasons, but if you are looking for it to find somebody, then the dating app's successful, then you're moving on. I agree with you this adds another element, or a reason for someone to stick around with the app even if they find somebody, and they're no longer single, and the dating aspect doesn't appeal. I think that was a really great point.
Brett:	We've got a question here. It says, "Most apps have issues with actually getting people to meet up. Do you see the event piece of Heart Rate Social evolving in the future to help with that for your app?" And I was going to ask something similar. Do you mind just sharing a little bit about the events that maybe you've done? And then more addressing the question of the future of the event piece with regards to Heart Rate Social?
Christopher:	Yeah, I actually made the events, instead of it being an event thing where I'm just broadcasting the events that I want to promote, I have events that users can push in. If you, specifically, are looking for a running partner on Saturday at a specific trail at a specific time in a specific ... You could even specify the type of run speed that you have. Or you're looking for a tennis partner, you're looking for a volleyball ... Users can submit their own events and find other users that match up. I am trying to make it as easy as possible for people to get together offline as well as online.
Christopher:	Now, we have had a lot of success by doing our own offline events. And because we get great attendance, and then actually people, even people that weren't part of the app before, then they meet people that they want to connect with. And so, they're downloading the app to connect with those people that they actually met on an offline event, as well. And it's a great way to bring the health and fitness community together and also promote fun, exciting things that we've done, like puppy yoga. I mean, people are always looking for something fun to go to.
Christopher:	I live in Austin, Texas. Austin, Texas is actually a health and fitness community, but it is also a really big drinking city. And so, there's always drinking events going on, but people are looking for healthy activities that they get to go to, too. And there doesn't seem to be a general spot to find those. There's plenty of places where they're feeding you, drinking and music events, but to be the spa and to be the thing. And if we look, there's a lot of interest once you get from a business perspective of becoming that event promoter for local things, all things health and fitness that just currently is a niche that doesn't seem to be filled.
Brett:	Yeah, I think Austin's certainly an interesting place for you to be launching this. I think having moved here fairly recently, within the last year, I've noticed people do like to get out of the house, right? And so, I think having events and specifically in the vertical that you guys are doing where it's activity based and getting outside, I think you're in a good spot to kick this company off.
Christopher:	Yeah, and it also, I mean, if you look at just the community aspect, from really trying to create a community app, events are part of that. I mean, it's one thing to connect people one-on-one, but it's another thing to provide something for them to go to that's fun and exciting. We do have things, cool things pushed in, like push notifications, and I can filter down and target specific users that like specific

things. I can easily push an event to somebody, just let them know, I know they like tennis, or I know they like volleyball, or I know they'd like whatever, events on the water. And to give them targeted specific events that they like or that they are interested in, to help them get together offline. And so, I think we have a really great system there to really just provide a lot of value.

Brett: Yup. We got a couple more questions here. I know we've been going about a half hour. I want to be courteous of people's time, but we also want to make sure we get everything answered.

Brett: The next one, "What is the future state of Heart Rate Social? What does it look like in five years?" I want to, before you answer, Chris, I just want to say, from a ... Going to be the compliance guy here, just so everyone understands we do need to be careful of forward looking statements, and Chris isn't going to be able to make those with regards to financials or returns or that sort of thing. But I think with regards to the business and the vision, maybe you can talk a little bit about that, Chris.

Christopher: Yeah, yeah. Without talking finances, I think I can easily talk about vision. I envision it as being a social networking tool for all things health and fitness. And so, what I mean by that is, a one-stop shop. When you look, right now our current MVP, our current valuable thing is the connection. It is the friends, the workouts and the dating. But if you look at a long-term vision, people are looking for everything as a collaboration in the sense of, like, I don't need to re-create the wheel on meal planning or helping you find activities or helping you find fitness. I can just be the place where you find and trust that data.

Christopher: We can be the one that vet out partners and let you find the things that you're interested to. And because we know the fitness activities and the lifestyle that you lead, how you lead, what kind of lifestyle activities that you're interested in, we can give you things that are very specific to you. And help you create a one-stop shop for you to go all things health and fitness. To me, to me, that makes sense, once again, from a business perspective. I'm looking at it as a great way to eventually, as an exit, because so many people are interested in that level of data, that level of community, that interaction.

Christopher: And when you get that many people of like-minded together, a lot of great things happen. And I think we can really create a great place where people can just feel, one, they want to log in every day. Because they're meeting new people, they're socializing with people. They've got a bunch of chats going. They know if they want to find fun events on the weekend, where the health and fitness events on the weekend, we're going to be the place to do it. And then eventually, of course, there's everything else that supports their lifestyle. There's clothing and supplements and food. It's amazing the fitness industry, there is no one place for that. There's 87 different gyms, which ones do I go to?

Christopher: Partnering with companies like ClassPass, where we're selling tickets to ... You get to try out new types of fitness activities all over town. But what they don't have is a community aspect. Where can I meet somebody to go and try out all these new places with? And that's what we want to provide, that currently I don't see another marketplace offer.

Brett: Great, thank you for that.

Brett: We got one more that I want to finish up with here. I think it's a good way to take from what you just shared, which is the high level vision and get us down to the little bit more nitty-gritty. The use of funds. Can we talk a little bit about what you plan to do with the investment and how that works out? I will remind folks, that there on the MicroVentures page, the Heart Rate Social campaign page and I'll point people there near the end, but that you can find some more of this information. But I think, Chris, maybe it would be good if you want to just give them a little bit of background on what you think, or detail on what you think you plan to do with the capital.

Christopher: Yep. It's very simple. One, I think it's very important to know that there's really no salaries being paid. All that we're doing right now is a direct investment into the app. And so, the next phase, without a

doubt is to start to prove revenue. The goal with the funds is that literally specific thing. I showed you a couple of the revenue models. We have one more being mocked up, which is the see who likes you VIP subscription model, being mocked up. That is the next step.

Christopher: When we convert now, and once you figure out what our ... And it's all requiring testing, there's a smart way to do this. We implement one or two little strategies at a time. We add some more users in. We see how well they convert. We make adjustments where we need to, so that we have a really good revenue model. And the goal is to have a fairly decent conversion percentage. The goal is to get the LTV, the lifetime value of our users up. And it doesn't require much, a small subscription. It's amazing, if you get somebody to subscribe for five or 10 bucks a month, because it's helping them create ... That you're providing that value and that conversion, what happens is, one, your users, you have a very plannable revenue model. And, not only that, but you get to buy more users that could also convert and create more revenue.

Christopher: And so, the goal is to create that revenue model, which from a business perspective is everything we need to take it to the next level. The goal is to be able to prove revenue and then show that financial model for the next round, for the VC rounds, the series A round, whatever you want to call it, is to show that revenue model of a really ... Just even a small conversion is great. And, show, hey, look, our CPAs are this. We're buying users for this dollar amount. Our average users [inaudible] this amount, and a financial model is, we put an X number of users, we're going to get X number of dollars back out. And we create an expansion that makes sense at a very planned strategic way across the United States. We'll have a city by city approach until we get big enough to go everywhere.

Christopher: And so that's it. The next phase is to add in in-app purchases, create a conversion, market it a little bit more. The goal is to get to 10,000 users here in Austin before we take it to the next city. We should have enough data that not only do we learn how to convert really well, how to get our revenue per user up. And plus, our CPAs should go down as we get better brand awareness, more people using our platform. The cost of acquisitions should go down, revenue per user should go up. And, we just do it in a very strategic way. And I think I have the right team to do it.

Brett: Great, thank you for that.

Brett: Before I close this out here, do you want to point anyone ... I'll direct folks to the MicroVentures page when I wrap up, but is there anywhere else you'd like to point anyone to maybe check out the app? Whether download it, I'm sure, and then any website, any social handles that you want to point people towards?

Christopher: Yeah, I mean, I think you can look, our Instagram is already at Heart Rate Social, already has a great following. We have a decent following on Facebook, too, so you can just look it up, Heart Rate Social. And specifically, in Austin, we created a Heart Rate Social Austin Community Group, which is where we share a lot of the local events. And we plan on doing that in different cities. We plan on finding community leaders in different cities. But, download the app, check it out. See, obviously, if you're not in Austin, you will see people that are local to you in your list, but you're going to mostly see Austin because that's the only place we advertise at the moment.

Christopher: Just be aware of that. And get a feel for the platform. See if it's something that you enjoy, see if it's something that you like. And if you can see the vision. The app has had user testing, so it's already come quite a long way. We do have a couple of extra things to do to make it that much better. And we do have a vision to how to make it even better. We're very excited about executing that vision.

Brett: Great. And I know you mentioned an event, that was the 5K. Do you guys have a date set for that?

Christopher: Yeah, the tentative date is December 7th, but we're still working on a venue. But it is going to be a 5K. We already have the sponsors and it's benefiting Whole Planet Foundation, which is Whole Foods'

nonprofit arm. We did our launch party at their location in downtown Austin, and it's going to be a great event. The Whole Planet Foundation is, they do microcredit loans to the poorest people around the world, so it's a great cause. We're going to have great sponsors. Obviously, Whole Foods and Brooksource and a couple of big companies are going to come in and be our sponsor for that. As Heart Rate Social, it'll be our flagship event, and right now it's scheduled for December 7th.

Brett:	Perfect. Well, that's very cool. If anyone is listening to this live and this webinar will also be recorded and will be going up on the MicroVentures website. If you just joined on late and you want to catch the first half of it where Chris went through the deck, we should have that up in the next day or two. But, yeah, if you want to check out that, it sounds like Chris and Heart Rate have some cool stuff coming up. I would suggest following them at the links that he mentioned.

Brett:	I want to thank everyone who logged in today and for any future listeners who listen to the recording, for checking this out. If you have any other questions after we sign off, you can submit them through the MicroVentures website discussion forum for Heart Rate Social. If you go to MicroVentures.com and then you go to Heart Rate Social under the Crowdfunding tab, they have a whole campaign page that covers a lot of the stuff that Chris discussed here today. And there is a discussion forum, so if you are logged in, you can send in questions and he can answer them there.

Brett:	By the way, this offering will be closing soon, so of course, if you'd like to invest in Heart Rate Social and be a part of this community, then you can visit the same page. And there's just an orange invest button, on the Heart Rate Social page. And you click that, and it'll walk you through the steps.

Brett:	That's going to be it for us today, guys. Like I said, I appreciate everyone joining, and Chris, great job and thanks for sharing all the info on Heart Rate.

Christopher:	Yeah, Brett, thanks for hosting, and appreciate everybody attending.

Brett:	Yup, all right. Everyone have a great day.

Christopher:	Goodbye.

Brett:	Bye.